

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 24, 2008

Allan J. Marter
Chief Financial Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

      Re: **Aurelio Resource Corporation**
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              Filed April 4, 2007
              Response letters dated July 30, 2007, and November 19, 2007
              File No. 0-50931

Dear Mr. Marter:

We have reviewed your response letters and filings and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to this, and our previous comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-KSB for the Fiscal Period Ended December 31, 2006

Notes to Consolidated Financial Statements, page 35

Note 7 Business Acquisitions, page 38

1.   We note your response to comment four in your letter dated July 30, 2007, in which you explain that because there were no studies performed on the unpatented mining claims, you assigned no value to such claims within the purchase price allocation. You further explain that unpatented mining claims give the holder the right to continue to explore the property. We also note from your response to comment five in your letter dated July 30, 2007, it is your view that the value in ARI is comprised, in part, of "…their ownership of the … unpatented claims in Arizona." Based on these statements, there appears to be value associated with the unpatented mining claims which has not been reflected in the

purchase price allocation of the ARI acquisition. As such, please revise your financial statements and related disclosures to comply with the guidance in EITF 04-3.

Closing Comments

   As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

   You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief